UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.         )

SUNLINK HEALTH SYSTEMS, INC.

(Name of the Issuer)

SUNLINK HEALTH SYSTEMS, INC.

(Names of Persons Filing Statement)

Common Shares, no par value

(Title of Class of Securities)

867370102

(CUSIP Number of Class of Securities)

Robert M. Thornton, Jr.

Chairman

SunLink Health Systems, Inc.

900 Circle 75 Parkway

Suite 1120

Atlanta, Georgia 30339

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with a copy to:

Howard E. Turner, Esq.

M. Timothy Elder, Esq.

Smith, Gambrell & Russell, LLP

Suite 3100, Promenade II

1230 Peachtree Street, N.E.

Atlanta, Georgia 30309-3592

(404) 815-3500

This statement is filed in connection with (check the appropriate box):

☐	a.The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b. The filing of a registration statement under the Securities Act of 1933.

☒	c. A tender offer.

☐	d. None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$56,000.00	$7.64

*	Estimated solely for purposes of calculating the filing fee pursuant to Rules 0-11 under the Securities Exchange Act of 1934, as amended, based on the dollar amount to be used in the purchase of shares in the tender offer described in this Schedule 13e-3.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A

Form or Registration No.:	N/A

Filing Party:	N/A

Date Filed:	N/A

This Tender Offer Statement on Schedule 13e-3 (together with the exhibits hereto, this “Schedule 13e-3”) relates to a tender offer by SunLink Health Systems, Inc. (“SunLink” or the “Company”) to purchase all of the Company’s common shares, no par value, held by shareholders who hold 99 or fewer shares as of January 31, 2013 (the “Record Date”), at a price of $1.50 per share, to the sellers in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated February 5, 2013 (the “Offer to Purchase”) and the accompanying letter of transmittal (the “Letter of Transmittal”), which together, as each may be amended and supplemented from time to time, constitute the tender offer (the “Offer”). This Schedule 13e-3 is intended to satisfy the reporting requirements of Rule 13e-3(d)(1) of the Securities Exchange Act of 1934, as amended.

The information contained in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are attached to this Schedule 13e-3 as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference in response to all of the items of this Schedule 13e-3 as more particularly described below.

ITEM 1.	SUMMARY TERM SHEET

The information set forth in the Summary Term Sheet of the Offer to Purchase is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION

(a) Name and Address. The name of the issuer is SunLink Health Systems, Inc. The address of its executive offices is 900 Circle 75 Parkway, Suite 1120, Atlanta, Georgia 30339. The telephone number of the executive offices of SunLink is (770) 933-7000.

(b) Securities. The information set forth in the Introduction to the Offer to Purchase is incorporated herein by reference.

(c) Trading and Market Price. The Company’s common shares are traded on the NYSE Amex Equities exchange under the symbol “SSY.” The information set forth in Section 9 of the Offer to Purchase (“Price Range of Shares”) is incorporated herein by reference.

(d) Dividends. The information set forth under the heading “Section 8 – Price Range of Shares; Dividend Policy” in the Offer to Purchase is incorporated herein by reference.

(e) Prior Public Offerings. The information set forth under the heading “Section 11 – Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated by reference herein.

(f) Prior Stock Purchases. The information set forth under the heading “Section 11 – Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated by reference herein.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a) Name and Address. The Company is the filing person. The Company’s address and telephone number are set forth in Item 2 above. The information set forth in Section 12 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference. The information set forth in Section 10 of the Offer to Purchase (“Information About Us”) is incorporated herein by reference.

(b) Business and Background of Entities. The information set forth under the heading “Section 10 – Information About Us” in the Offer to Purchase is incorporated herein by reference.

During the past five years, the Company (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

(c) Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the heading “Section 10 – Information About Us” and under the heading “Section 11 – Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

During the past five years, to the best of the Company’s knowledge, none of the persons covered by this response (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws. Each of the individuals covered by this response is a citizen of the United States

ITEM 4.	TERMS OF THE TRANSACTION

(a) Material Terms. The following sections of the Offer to Purchase contain information regarding the material terms of the transaction and are incorporated herein by reference:

•	Summary Term Sheet;

•	Introduction;

•	The Tender Offer;

•	Section 1 (“Purpose of the Offer; Certain Effects of the Offer”);

•	Section 2 (“Special Factors; Additional Background”);

•	Section 3 (“Number of Shares; Odd Lots”);

•	Section 4 (“Procedures for Tendering Shares”);

•	Section 5 (“Withdrawal Rights”);

•	Section 6 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 7 (“Conditions of the Offer”);

•	Section 9 (“Source and Amount of Funds”);

•	Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

•	Section 14 (“Certain United States Federal Income Tax Consequences”); and

•	Section 15 (“Extension of the Offer; Termination; Amendment”).

(c) Different Terms. The information set forth under the headings “Summary Term Sheet,” “Section 3 – Number of Shares; Odd Lot,” “Section 4 – Procedures for Tendering Shares,” “Section 5 – Withdrawal Rights,” “Section 6 – Purchase of Shares and Payment of Purchase Price,” “Section 7 – Conditions of the Offer,” “Section 14 – Certain United States Federal Income Tax Consequences” and “Section 15 – Extension of the Offer; Termination; Amendment” in the Offer to Purchase is incorporated herein by reference.

(d) Appraisal Rights. As stated under the heading “Section 2 – Special Factors; Additional Background” in the Offer to Purchase, which information is incorporated herein by reference, the holders of SunLink’s shares are not entitled to appraisal rights.

(e) Provisions of Unaffiliated Security Holders. As set forth in the Offer to Purchase under the heading “Section 2 – Special Factors; Additional Background,” which statement is incorporated herein by reference, no provisions have been made to grant unaffiliated security holders access to the corporate files of the filing person or to obtain counsel or appraisal services at the expense of the Company.

(f) Eligibility for Listing or Trading. Not applicable. The consideration offered to security holders is cash.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a) Transactions. The information set forth under the heading “Section 11 – Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

(b) Significant Corporate Events. None.

(c) Negotiations or Contracts. None.

(e) Agreements Involving the Subject Company’s Securities. The information set forth under the heading “Section 11 – Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b); (c) Use of Securities Acquired; Plans. The following sections of the Offer to Purchase, which contain information regarding the purposes of the transaction, the use of securities acquired in the transaction and plans, are incorporated herein by reference:

•	Summary Term Sheet;

•	Section 1 (“Purpose of the Offer; Certain Effects of the Offer”);

•	Section 2 (“Special Factors; Additional Background”); and

•	Section 3 (“Number of Shares; Odd Lots”).

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a) Purposes. The information set forth under the headings “Summary Term Sheet” and “Section 1 – Purpose of the Offer; Certain Effects of the Offer” in the Offer to Purchase is incorporated herein by reference.

(b) Alternatives. The information set forth under the headings “Summary Term Sheet” and “Section 1 – Purpose of the Offer; Certain Effects of the Offer” in the Offer to Purchase is incorporated herein by reference.

(c) Reasons. The information set forth under the headings “Summary Term Sheet,” “Section 1 – Purpose of the Offer; Certain Effects of the Offer” and “Section 2 – Special Factors; Additional Background” in the Offer to Purchase is incorporated herein by reference.

(d) Effects. The information set forth under the headings “Summary Term Sheet,” “Section 1 – Purpose of the Offer; Certain Effects of the Offer” and “Section 2 – Special Factors; Additional Background” in the Offer to Purchase is incorporated herein by reference.

ITEM 8.	FAIRNESS OF THE TRANSACTION

(a) Fairness. The information set forth under the heading “Section 2 – Special Factors; Additional Background – Fairness of the Offer” is incorporated herein by reference.

(b) Factors Considered in Determining Fairness. The information set forth under the heading “Section 2 – Special Factors; Additional Background – Fairness of the Offer” is incorporated herein by reference.

(c) Approval of Security Holders. The information set forth under the heading “Section 2 – Special Factors; Additional Background – Fairness of the Offer” is incorporated herein by reference.

(d) Unaffiliated Representative. The information set forth under the heading “Section 2 – Special Factors; Additional Background – Fairness of the Offer” is incorporated herein by reference.

(e) Approval of Directors. The information set forth under the heading “Section 2 – Special Factors; Additional Background – Fairness of the Offer” is incorporated herein by reference.

(f) Other Offers. None.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

(a) Report, Opinion or Appraisal. The information set forth under the heading “Section 2 – Special Factors; Additional Background – Fairness of the Offer” in the Offer to Purchase is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth under the heading “Section 2 – Special Factors; Additional Background – Fairness of the Offer” in the Offer to Purchase is incorporated herein by reference.

(c) Availability of Documents. The information set forth under the heading “Section 2 – Special Factors; Additional Background – Fairness of the Offer” in the Offer to Purchase is incorporated herein by reference.

ITEM 10.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a) Source of Funds. The information set forth in Section 9 (“Source and Amount of Funds”) and Section 7 (“Conditions of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(b) Conditions. The information set forth in Section 9 (“Source and Amount of Funds”) and Section 7 (“Conditions of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(c) Expenses. The information set forth under the heading “Section 16 – Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

(d) Borrowed Funds. No part of the funds required for the offer is expected to be borrowed.

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a); (b) Securities Ownership; Securities Transactions. The information set forth in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

ITEM 12.	THE SOLICITATION OR RECOMMENDATION

(d) Intent to Tender or Vote in a Going Private Transaction. The information set forth under the headings “Summary Term Sheet” and “Section 2 – Special Factors; Additional Background – Fairness of the Offer” in the Offer to Purchase is incorporated herein by reference.

(e) Recommendation of Others. The information set forth under the headings “Summary Term Sheet” and “Section 2 – Special Factors; Additional Background – Fairness of the Offer” in the Offer to Purchase is incorporated herein by reference.

ITEM 13.	FINANCIAL STATEMENTS

(a) Financial Information. SunLink’s audited financial statements for the fiscal years ended June 30, 2012 and 2011 are incorporated herein by reference to the information under the heading “Section 10 – Information About Us” in the Offer to Purchase which incorporates by reference SunLink’s Annual Report on Form 10-K for the Year Ended June 30, 2012, filed with the SEC on September 20, 2012.

(b) Pro Forma Information. SunLink’s unaudited financial statements for the fiscal quarters ended September 30, 2012 and 2011 are incorporated herein by reference to the information under the heading “Section 10 – Information About Us” in the Offer to Purchase which incorporates by reference SunLink’s Quarterly Report on Form 10-Q for the Quarter Ended Quarter ended September 30, 2012; filed with the SEC on November 14, 2012.

ITEM 14.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a) Solicitations or Recommendations. The information set forth under heading “Section 16 – Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

(b) Employees and Corporate Assets. No expenses are involved in soliciting proxies or making recommendations, as there were no votes solicited. The Company’s Chief Executive Officer and its Chief Financial Officer and Corporate Secretary are the primary company employees involved in preparing and reviewing this Schedule 13E-3 and other related documents.

ITEM 15.	ADDITIONAL INFORMATION

(b) Other Material Information. The information set forth in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are filed with this Schedule 13E-3 as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

ITEM 16.	EXHIBITS

(a); (b); (c); (d); (f); (g) See Exhibit Index immediately following the signature page.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SunLink Health Systems, Inc.

Dated: February 5, 2013	By:	/s/ Robert M. Thornton, Jr.
Name: Robert M. Thornton, Jr.
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Document

(a)(1)(A)*	Offer to Purchase dated February 5, 2013.

(a)(1)(B)*	Form of Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on substitute Form W-9).

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5)(A)*	Press Release announcing commencement of the Tender Offer dated February 5, 2013.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	2001 Long-Term Stock Option Plan (incorporated by reference from Exhibit 10.5 of the Company’s Report on Form 10-Q for the quarter ended September 30, 2001). (Commission File No. 1789180).

(d)(2)	2001 Outside Directors’ Stock Ownership and Stock Option Plan (incorporated by reference from Exhibit 10.6 of the Company’s Report on Form 10-Q for the quarter ended September 30, 2001). (Commission File No. 1789180).

(d)(3)	2005 Equity Incentive Plan (incorporated by reference from Exhibit 99.1 of the Company’s Registration Statement on Form S-8 filed September 20, 2006). (Commission File No. 061100389).

(d)(4)	SunLink Health Systems, Inc. 2011 Director Stock Option Plan (incorporated by reference from Appendix A to the Company’s Schedule 14A Definitive Proxy Statement filed September 29, 2011) (Commission File No. 111115265).

(d)(5)	Shareholder Rights Agreement dated as of February 8, 2004, between SunLink Health Systems, Inc. and Wachovia Bank, N.A., as Rights Agent (incorporated by reference from Exhibit 4.1 of the Company’s Report on Form 8-K filed February 10, 2004). (Commission File No. 04582922).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

* Filed herewith.